April 2, 2015
By EDGAR and E-mail

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Attn:	Sandra B. Hunter

Re:	The State Treasury of the Republic of Poland Registration Statement under Schedule B Filed February 6, 2015 File No. 333-201910

Dear Ms. Hunter,

On behalf of our client, The State Treasury of the Republic of Poland (the “Republic”), we submit herewith Amendment No. 1 (the “Amended Registration Statement”) to the above-referenced draft Registration Statement under Schedule B (the “Registration Statement”) via the Securities and Exchange Commission’s (the “Commission”) EDGAR system.  The Registration Statement was initially submitted to the Commission on February 6, 2015.  In this letter, we respond to the comments of the staff (the “Staff”) of the Division of Corporation Finance of the Commission contained in the Staff’s letter dated March 3, 2015 (the “Comment Letter”).

Set forth below are the responses of the Republic to the Staff’s comments in the Comment Letter.  For ease of reference, each comment contained in the Comment Letter is printed below and is followed by the Republic’s response.  All page references in the responses set forth below refer to page numbers in the Amended Registration Statement.  Defined terms used but not otherwise defined herein have the meanings ascribed to such terms in the Amended Registration Statement.

General

1.
Please update the information in the prospectus wherever possible.  For example purposes only, we note your disclosure on page 16 that gas accounted for approximately 13 percent of Poland’s total energy supply as of 2011.

Response:

The Republic has revised the disclosure throughout the Amended Registration Statement wherever possible on the basis of currently available data in response to the Staff’s comment.

2.
Under an appropriately captioned heading, please describe the size of the state-owned enterprise sector and the types of entities by industry that are state-owned or controlled. Please also describe any material privatization plans.

Response:

The Republic has revised the disclosure on pages 19 and 20 of the Amended Registration Statement in response to the Staff’s comment.

Map of the Republic of Poland, page 1

3.
Either in the map you have included or in an additional map, please provide a more detailed map of Poland. Please also revise your map showing the general location of Poland in relation to neighboring countries to identify the neighboring countries.

Response:

The Republic has revised the disclosure on page 2 of the Amended Registration Statement in response to the Staff’s comment.

The Economy, page 12

4.	Please revise your tables summarizing the key economic data to include consumer price index, unemployment, balance of payments, public finance and public debt figures.

Response:

The Republic has revised the disclosure on page 12 of the Amended Registration Statement in response to the Staff’s comment.

Industry, page 15

5.
We note your disclosure on page 16 that the services sector in Poland accounted for 63.3 percent of GDP in 2013. Accordingly, please expand your disclosure in this section to provide more information regarding the services sector.

Response:

The Republic has revised the disclosure on page 16 of the Amended Registration Statement in response to the Staff’s comment.

Labor Market, page 20

6.	Please include additional information on the employment rate with respect to age and gender.

Response:

The Republic has revised the disclosure on page 22 of the Amended Registration Statement in response to the Staff’s comment.

Balance of Payments and Foreign Trade, page 22

7.	Please revise to include a discussion of the reasons for material increases or decreases in the value of imports and exports.

Response:

The Republic has revised the disclosure on page 25 of the Amended Registration Statement in response to the Staff’s comment.

8.	Please revise your balance of payments table on page 23 to include subtotals.

Response:

The Republic has revised the disclosure on page 26 of the Amended Registration Statement in response to the Staff’s comment. The Republic respectfully advises the Staff that the bolded lines in the table represent subtotals and that the table has been prepared in accordance with the IMF’s sixth edition of the Balance of Payments and International Investment Position Manual (BPM6).

Foreign Direct Investment, page 23

9.
Please revise to include a table that discloses foreign direct investment by economic sector and by country, and provide a narrative discussion of the reasons for material changes in the amounts of foreign direct investment. Please also discuss the countries that provided sources of material investments in Poland through portfolio investments.

Response:

The Republic has revised the disclosure on pages 27 and 28 of the Amended Registration Statement in response to the Staff’s comments.

Foreign Trade, page 25

10.	Please consider disaggregating another EU country in addition to Germany in your table setting out the geographic distribution of Poland’s exports and imports, to the extent material.

Response:

The Republic has revised the disclosure on page 29 of the Amended Registration Statement in response to the Staff’s comment.

Monetary and Financial System, page 29

11.
We note your disclosure that 15 Polish banks passed the European stress test and asset quality reviews (AQRs) by the European Banking Authority in October 2014 and that none of the tested banks’ CET1 ratios fell below 8 percent as a result of adjustments due to the outcomes of AQRs. As news reports suggest that at least one Polish bank failed to reach the 8 percent CET1 ratio after the AQR adjustment, please revise or advise.

Response:

The Republic has revised the disclosure on page 33 of the Amended Registration Statement to clarify that 15 Polish banks voluntarily subjected themselves to stress test and asset and quality reviews (“AQRs”) conducted by the European Banking Authority in October 2014, despite not being required to do so as Poland is outside of the Eurozone.

With respect to the Staff’s question regarding news reports suggesting at least one Polish bank failed to reach the 8 percent level CET1 ratio after the AQR adjustment, the Republic has revised the disclosure on page 33 of the Amended Registration Statement to clarify for the avoidance of doubt that:

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1)
The AQRs were conducted based on financial data as of December 31, 2013.  Based on this data, two insignificant Polish banks experienced difficulty passing one testable scenario as part of the AQRs.  However, between December 31, 2013 and the time the results of the AQRs were made public on October 26, 2014, each of the relevant banks had increased their respective tier 1 capital to the levels sufficient to cover the capital shortfall in the relevant testable scenario.

2)
Together, these two banks represent approximately 6% of the assets in the Polish banking system as of December 31, 2013 and are not considered, individually or in the aggregate, to be systemically important to the Polish banking system.

3)
According to the latest available data with respect to the Polish banking sector, as of September 30, 2014: (a) 100% of banks had a CET1 ratio above 8%; (b) the CET1 ratio exceeded 12% for 95.9% of banks; and (c) the average CET1 ratio for the Polish banking sector was 14.2%.

Healthcare System, page 48

12.	Please revise to provide additional disclosure regarding the operation of the healthcare system.

Response:

The Republic has revised the disclosure on page 53 of the Amended Registration Statement in response to the Staff’s comment.

Please do not hesitate to contact Doron Loewinger at +44 20 7532 1551 or Eric Victorson at +44 20 7532 1417 of White & Case LLP with any questions or comments regarding this letter.

Yours sincerely,

/s/ White & Case LLP

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